EXHIBIT 99.1

VIZSLA SILVER ADDS UNPARALLELED MINE-BUILDING AND OPERATING EXPERTISE, APPOINTS SIMON CMRLEC TO THE ROLE OF COO

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Jan. 30, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce Simon Cmrlec will be joining Vizsla Silver as Chief Operating Officer ("COO"). Mr. Cmrlec is a highly experienced senior engineer with over 30-years of industry experience who has been a director of Vizsla Silver since its formation and has most recently held the position of Chief Operating Officer of Ausenco, a global mining engineering and consulting firm.  He has extensive experience in building mining projects around the world and across a number of different commodities and will be tasked with advancing Vizsla Silver's world-class Panuco silver-gold Project towards production, with the goal of becoming one of the world's largest single-asset silver producers. Mr. Cmrlec commences the role on April 1, 2024.

"Simon has been involved with Vizsla Silver since its inception, preceding the acquisition of the Panuco-Copala District," commented Michael Konnert, President & CEO. "His guidance as a director has been invaluable in establishing the culture and direction of the Company. Now, we are honoured to welcome him as the incoming Chief Operating Officer as we embark on the next stage of development for the Panuco Project. We thank Martin for all of his contributions and wish him the best in his future endeavours."

"I am delighted to work closely with Mike and our excellent Vizsla team as we de-risk and develop the world's next tier one silver asset," commented Simon Cmrlec. "Projects that are as well endowed as Panuco are rare and it's a privilege to be part of its future."

Mr. Cmrlec began his career with Western Mining Corporation (WMC) at its Olympic Dam Mine in South Australia where he held several technical and operations roles. He was an Owners Representatives for the Olympic Dam Expansion Project (ODP) where he supported the design, construction and commissioning of the Smelter and Hydrometallurgical facilities. Following the completion of the ODP project Mr. Cmrlec joined Kvaerner and was involved in the construction and commissioning of various base metals, iron ore and gold projects in the US, South America, Middle East and South Africa. In 2001, he joined Inco on the Goro Nickel project in New Caledonia as the Project Manager responsible for the Refinery facility. Mr. Cmrlec held a number of roles on the Goro Nickel project including Senior Project Manager and Construction director in his eight years there.  Mr. Cmrlec joined Ausenco in 2009 as the Manager, Project Delivery before assuming the role of President APAC/Africa. In 2015, Mr. Cmrlec moved to Canada and became Ausenco's President North America before transitioning to President Americas in 2017 and the Chief Operating Officer in 2019.

Mr. Cmrlec graduated with a B.Eng (Hons) in Metallurgical Engineering from the Gartrell School of Mining, Metallurgy and Applied Geology at the University of South Australia in 1994.

Mr. Cmrlec will replace Martin Dupuis, who is no longer with the Company. We want to thank Mr. Dupuis for his many contributions, which have helped advance the Panuco project through its maiden resource and two subsequent resource updates.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco (the "Updated Mineral Resource"). The Updated Mineral Resource includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq. An updated technical report is being prepared on the updated Mineral Resource Estimate in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects and will be available on the Company's website and SEDAR within 45 days of the date of announcement of the Updated Mineral Resource.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver is focused on de-risking the resource base located in the western portion of the district ahead of a development decision. Additionally, Vizsla Silver has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the Project's mineral resource, as well as test other high priority targets across the district.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling designed to upgrade and expand the mineral resource.

Forward-looking statements and forwar-llooking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; the ongoing military conflict in Ukraine; general economic facts; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis and other public disclosure documents. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 30-JAN-24